Exhibit 99.1

Tempo Offices, Unit B9,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

ASX ANNOUNCEMENT

12th September 2014

APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Mission NewEnergy Limited (ASX:MBT) is pleased to announce the appointment of Mr Mohd Azlan bin Mohammed as a non-independent non-executive director of the Company effective 15th September 2014.

Mr Mohd Azlan was nominated by Karisma Integrasi Sdn Bhd, a Malaysian incorporated company in which he holds a major equity interest and serves as a director. Karisma Integrasi Sdn Bhd owns a 19.33% equity interest in Mission NewEnergy Limited.

Mr Mohd Azlan, aged 53, is a Malaysian and is currently the Managing Director of Wasco Oilfield Services Sdn Bhd, which is principally involved in the provision of oil and gas services internationally. He is responsible for overseeing the business operations of Wasco, a subsidiary of Bursa Malaysia listed Wah Seong Corporation Berhad and also sits on the board of its various subsidiaries.

He is also the Chairman of Indra Technology Solutions Malaysia Sdn Bhd, a subsidiary of Indra Sistemas, S.A. of Spain. The company designs, develops, produces, integrates, and maintains systems, solutions, and services based on advanced information technologies.

In August 2014, Mr Mohd Azlan was appointed as an Independent Non-Executive Director of Multi-Purpose Insurans Bhd, a leading Malaysian insurance company.

Mr Mohd Azlan holds a Bachelor of Arts Degree (Honours) majoring in Accounting and Business.

In welcoming Mr Mohd Azlan to the board, Datuk Zain Yusuf, Chairman of Mission NewEnergy said, “I am delighted to welcome Azlan to the Mission Board. Azlan brings with him a wealth of industry knowledge, relationships and experience and will add significant value to Mission especially at a time when the Company has almost completed its restructure and is ready to embark on a new business strategy.”

Mr Mohd Azlan commented “I am looking forward to joining the Board and making a positive contribution to Mission’s future success at an exciting time for the company.”

-Announcement Ends -

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 8 6313 3975

Email: james@missionnewenergy.com